UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Global Eagle Entertainment Inc.

(Name of Issuer)

Common Stock ($0. 0001 par value per share)

(Title of Class of Securities)

37951D102

(CUSIP Number of Class of Securities)

Steven M. Hoffman

Wellington Management Company, LLP

280 Congress Street

Boston, Massachusetts 02210

(617) 790-7429

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37951D102		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Management Company, LLP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,595,521

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,595,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,595,521

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14.	Type of Reporting Person IA

(1)                                 Based on 36,061,336 shares of Common Stock issued and outstanding as of September 30, 2013 plus 257,058 shares of Common Stock underlying warrants exercisable for shares of Common Stock of the Company.

CUSIP No. 37951D102		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Hedge Management, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

7.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,057,156

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,057,156

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,057,156

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.7%(1)

15.	Type of Reporting Person OO

(1)                                 Based on 36,061,336 shares of Common Stock issued and outstanding as of September 30, 2013 plus 156,291 shares of Common Stock underlying warrants exercisable for shares of Common Stock of the Company.

CUSIP No. 37951D102		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Hedge Administrator, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

8.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,538,365

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,538,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,365

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%(1)

16.	Type of Reporting Person OO

(1)                                 Based on 36,061,336 shares of Common Stock issued and outstanding as of September 30, 2013 plus 100,767 shares of Common Stock underlying warrants exercisable for shares of Common Stock of the Company.

CUSIP No. 37951D102	SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Wellington Management Company, LLP (“Wellington Management”), Wellington Hedge Management, LLC (“WHML”) and Wellington Hedge Administrator, LLC (“WHAL”) with the SEC on February 8, 2013 (as further amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Registration Rights Agreement, the Company filed a registration statement (the “Resale Registration Statement”) with the Securities and Exchange Commission (the “SEC”) covering the resale of the shares of Common Stock issued in the Merger and the shares of Common Stock underlying the assumed Row 44 warrants, and the Resale Registration Statement was declared effective by the SEC on August 22, 2013.

Sales of shares of Common Stock may be made by each Reporting Person, at any time and from time to time, in the open market (including, without limitation, pursuant to the Resale Registration Statement and/or under Rule 144), in privately negotiated transactions or otherwise. Subject to compliance with the restrictions on transfer set forth in the letter of transmittal and the terms of the Registration Rights Agreement, each Reporting Person, on behalf of its Clients, expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and its investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Each Reporting Person, on behalf of its Clients, also reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions or to change its intention with respect to any or all of the matters referred to in this Item 4.

Except as set forth in the Schedule 13D, no Reporting Person has any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended to add the following information:

(a)         and (b)                                 As of the date hereof:

CUSIP No. 37951D102	SCHEDULE 13D

(i)                                     Wellington Management, in its capacity as investment adviser, may be deemed to be the beneficial owner of 3,595,521 shares of Common Stock, consisting of (i) 2,513,580 shares of Common Stock held by the Clients, (ii) 824,883 shares currently available to be distributed from escrow pursuant to the Letter Agreement and (iii) 257,058 shares of Common Stock underlying warrants held by the Clients.  Such shares represent beneficial ownership of 9.9% of the Common Stock, based on 36,061,336 shares of Common Stock issued and outstanding as of September 30, 2013.  The foregoing excludes (i) 536,231 shares of Common Stock held in the indemnity escrow, registered in the name of the escrow agent, to secure (A) any post-closing purchase price adjustment due to the Company from Row 44 pursuant to the terms of the Merger Agreement and (B) Row 44’s indemnification obligations under the Merger Agreement and (ii) 1,182,434 shares of Common Stock held in escrow, registered in the name of the escrow agent, pursuant to the Letter Agreement because of the Maximum Percentage limitation, which shares are not currently available to be distributed.  Without the Maximum Percentage limitation, Wellington Management would be deemed to beneficially own 4,777,955 shares of Common Stock.

(ii)                                  WHML, in its capacity as managing general partner to certain of the Clients, may be deemed to be the beneficial owner of 2,057,156 shares of Common Stock, consisting of (i) 1,428,913 shares of Common Stock held by such Clients, (ii) 471,952 shares currently available to be distributed from escrow pursuant to the Letter Agreement and (iii) 156,291 shares of Common Stock underlying warrants held by such Clients.  Such shares represent beneficial ownership of 5.7% of the Common Stock, based on 36,061,336 shares of Common Stock issued and outstanding as of September 30, 2013.  The foregoing excludes (i) 283,303 shares of Common Stock held in the indemnity escrow, registered in the name of the escrow agent, to secure (A) any post-closing purchase price adjustment due to the Company from Row 44 pursuant to the terms of the Merger Agreement and (B) Row 44’s indemnification obligations under the Merger Agreement and (ii) 589,475 shares of Common Stock held in escrow, registered in the name of the escrow agent, pursuant to the Letter Agreement because of the Maximum Percentage limitation, which shares are not currently available to be distributed.  Without the Maximum Percentage limitation, WHML would be deemed to beneficially own 2,646,631 shares of Common Stock.

(iii)                               WHAL, in its capacity as general partner to certain of the Clients, may be deemed to be the beneficial owner of 1,538,365 shares of Common Stock, consisting of (i) 1,084,667 shares of Common Stock held by such Clients, (ii) 352,931 shares currently available to be distributed from escrow pursuant to the Letter Agreement and (iii) 100,767 shares of Common Stock underlying warrants held by such Clients.  Such shares represent beneficial ownership of 4.3% of the Common Stock, based on 36,061,336 shares of Common Stock issued and outstanding as of September 30, 2013.  The foregoing excludes (i) 252,928 shares of Common Stock held in the indemnity escrow, registered in the name of the escrow agent, to secure (A) any post-closing purchase price adjustment due to the Company from Row 44 pursuant to the terms of the Merger Agreement and (B) Row 44’s indemnification obligations under the Merger Agreement and (ii) 592,959 shares of Common Stock held in escrow, registered in the name of the escrow agent, pursuant to the Letter Agreement because of the Maximum Percentage, which shares are not currently available to be distributed.  Without the Maximum Percentage limitation, WHAL would be deemed to beneficially own 2,131,324 shares of Common Stock.

CUSIP No. 37951D102	SCHEDULE 13D

Each Reporting Person has shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c)                                  Except as set forth on Schedule A attached hereto, no transactions were effected by the Reporting Persons during the 60 day period immediately preceding the filing of this Amendment.  All of the transactions set forth on Schedule A were effected in the ordinary course of business of the Reporting Persons on behalf of their Clients.  The transactions set forth in Schedule A were effected in open market transactions on the Nasdaq Capital Market.

CUSIP No. 37951D102	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2013

WELLINGTON MANAGEMENT COMPANY, LLP

	By:	/s/ Steven M. Hoffman
Name: Steven M. Hoffman
Title: Vice President

WELLINGTON HEDGE MANAGEMENT, LLC

	By:	/s/ Gregory S. Konzal
Name: Gregory S. Konzal
Title: Vice President

WELLINGTON HEDGE ADMINISTRATOR, LLC

	By:	/s/ Gregory S. Konzal
Name: Gregory S. Konzal
Title: Vice President

CUSIP No. 37951D102	SCHEDULE 13D

Schedule A

	Number of
Trade Date	Shares Disposed of	Price per Share

9/26/2013	12,900	9.5168
9/26/2013	16,700	9.5168
9/26/2013	19,800	9.5168
9/26/2013	39,600	9.5168
9/26/2013	47,200	9.5168
9/26/2013	63,800	9.5168
10/15/2013	3,400	9.5000
10/15/2013	4,600	9.5000
10/15/2013	20,500	9.5000
10/15/2013	2,600	9.5000
10/15/2013	22,500	9.5000
10/15/2013	5,400	9.5000
10/15/2013	10,700	9.5000
10/15/2013	12,900	9.5000
10/15/2013	17,400	9.5000
10/16/2013	2,600	9.5000
10/16/2013	10,700	9.5000
10/16/2013	2,600	9.5000
10/16/2013	11,600	9.5000
10/16/2013	2,800	9.5000
10/16/2013	5,654	9.5000
10/16/2013	6,600	9.5000
10/16/2013	9,000	9.5000
10/25/2013	16,966	9.8006
10/25/2013	19,324	9.8006
10/25/2013	89,029	9.8006
10/25/2013	5,524	9.8006
10/25/2013	97,084	9.8006
10/25/2013	11,672	9.8006
10/25/2013	23,333	9.8006
10/25/2013	46,626	9.8006
10/25/2013	55,366	9.8006
10/25/2013	75,076	9.8006